SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact Corporate Reorganization of Controlled Companies

São Paulo, June 6, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, in compliance with the provisions in §4 of article 157 of Law no. 6404, dated December 15, 1976, as amended (“Corporations Act”) and in CVM Instruction no. 358/2002 (“ICVM 358”), hereby informs that, as described in a Material Fact that was disclosed by Smiles S.A. (“Smiles”) on this date, with the purpose of optimizing and simplifying the organizational structure of the GOL Group, allowing accounting and tax savings arising out of the accrued loss carryforwards, the managements of Smiles and of Webjet Participações S.A. (“Webjet”) have jointly proposed a corporate reorganization to be implemented through the merger of Smiles into Webjet (“Merger”), under the terms of the Protocol and Justification of Merger of Smiles into Webjet entered into as of this date (“Protocol of Merger”).

The Merger will be submitted for approval to the shareholders (a) of Smiles, at a Extraordinary Shareholders’ Meeting to be held on June 30, 2017, and (b) of Webjet, at a Extraordinary Shareholders’ Meeting to be held on July 1, 2017, in such manner that, if the Merger is approved by Smiles’ shareholders, GOL Linhas Aéreas S.A. (“GOL”), Webjet’s sole shareholder, is undertaken to approve the Merger at the Extraordinary Shareholders’ Meeting of Webjet.

Additional information concerning the Merger will be made available from Smiles at the periodic information system of the Brazilian Securities and Exchange Commission and will be available to the shareholders at the webpages of CVM (www.cvm.gov.br), of BM&FBOVESPA (www.bvmf.com.br) and of Smiles (http://ri.smiles.com.br).

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 33mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 195 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 12 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4).

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.